Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

June 8, 2020

Mr. Courtney Lindsay

Ms. Celeste Murphy

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Immatics B.V.

Amendment No. 1 to Registration Statement on Form F-4

Filed May 22,

2020 File No. 333-237702

Dear Mr. Lindsay and Ms. Murphy:

This letter is submitted on behalf of Immatics B.V. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form F-4 submitted on May 22, 2020 (“Amendment No. 1”), as set forth in the Staff’s letter dated June 1, 2020 to Thomas Ulmer, Chief Financial Officer (the “Comment Letter”). The Company is concurrently filing its Amendment No. 3 to Registration Statement on Form F-4 (“Amendment No. 3”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to Amendment No. 1, and page references in the responses refer to Amendment No. 3. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 3.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Amendment (marked to show changes from the Registration Statement).

Registration Statement on Form F-4

Summary, page 19

1.    We note your response to our prior comment 4. Please further revise your disclosures to discuss what specific phase your clinical stage product candidates are in.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

June 8, 2020

Response to Comment No. 1.    The Company respectfully advises the Staff that it has revised the disclosure on pages 19, 51, 56, 60, 61, 71, 84, 213, 214, 216, 217, 219, 223, 224, 225, 231, 233 and 234 of Amendment No. 3 in response to the Staff’s comment.

The Business Combination, page 21

2.    We note your response to our prior comment 9 and reissue it. Please further revise your disclosure to discuss with specificity what factors the parties evaluated when negotiating the ownership percentages. For example, discuss items such Immatics’ valuation, specific financing concerns, and projected business operations. You may provide a cross-reference to this information. Please also expand your Background of the Combination as necessary.

Response to Comment No. 2.    The Company respectfully advises the Staff that it has revised the disclosure on pages 25, 138, 141, 142, 143 and 144 of Amendment No. 3 in response to the Staff’s comment.

ARYA Board’s Reasons for Approval of the Business Combination, page 27

3.    We note your response to our prior comment 11 and that the ARYA board undertook a limited review. Please include a risk factor that discusses this limited review and the potential consequences.

Response to Comment No. 3.    The Company respectfully advises the Staff that it has revised the disclosure on page 99 of Amendment No. 3 in response to the Staff’s comment.

Material Tax Consequences, page 33

4.    We note your response to our prior comment 12. We also note that you state in your registration statement that you intend for the transaction to qualify as a “tax-deferred” reorganization under Section 368(a) of the U.S. Tax Code. We also note the multinational and complex nature of the considerations. As a result, we reissue our comment in part. Please file a tax opinion on the consequences of the merger. If you do not believe that a tax opinion is necessary, please provide us with an analysis that specifically references the factors discussed in both bullet points in Section III.A.2 of Staff Legal Bulletin 19.

Response to Comment No. 4.    The Company respectfully advises the Staff that it has filed tax opinions regarding certain U.S., Dutch, and Cayman Islands tax matters as exhibits 8.1, 8.2 and 8.3 in response to the Staff’s comment.

Figure 1. Immatics’ proprietary pipeline and milestones., page 209

5.    We note your response to our prior comment 19 and to page 209. We also note that you combine phases 1 and 2 and phases 2 and 3. Please further revise your chart to include separate columns for each of phase 1, 2, and 3.

Response to Comment No. 5.    The Company respectfully advises the Staff that it has revised the disclosure on page 213 of Amendment No. 3 in response to the Staff’s comment.

Mr. Courtney Lindsay

Ms. Celeste Murphy

Securities and Exchange Commission

June 8, 2020

Management of TopCo After the Business Combination, page 319

6.    We note your response to our prior comment 1 and your revisions to pages 5 and 319-321. Please further revise your disclosures to discuss the specific duties and powers of each tier of management. In your disclosure, discuss the practical significance of the TopCo Supervisory Board’s supervisory powers. For example, discuss whether the TopCo Supervisory Board has any responsibility or ability to override decisions of the TopCo Management Board..

Response to Comment No. 6.    The Company respectfully advises the Staff that it has revised the disclosure on pages 323-325 of Amendment No. 3 in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (212) 459-7293.

Sincerely,

/s/ Michael R. Patrone, Esq.

Enclosures

cc: Harpreet Singh, Chief Executive Officer, Immatics B.V.

Thomas Ulmer, Chief Financial Officer, Immatics B.V.

Jocelyn M. Arel, Esq., Goodwin Procter LLP